Jason W. Aiken

Senior Vice President

Chief Financial Officer

March 14, 2014

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	General Dynamics Corporation
Form 10-K for the year ended December 31, 2013
Filed February 7, 2014
File No. 1-03671

Via Overnight Delivery and EDGAR

Dear Ms. Cvrkel:

On behalf of General Dynamics Corporation, please note the company’s responses to comments addressed in your letter dated March 6, 2014 on our Form 10-K for the year ended December 31, 2013, filed on February 7, 2014 (Form 10-K). We respectfully submit to the staff that all comments apply only to our future filings.

Set forth below is our response to your comments. To assist you in the review process, we have reproduced the comments in bold type.

Customers – U.S. Government, page 23

SEC Comment

1.	We note from the disclosure on page 11, that in 2013, 62 percent of your revenues were from the U.S. government. We also note that in 2011 and 2012, 69% and 66%, respectively, of your revenues were derived from this customer. Please revise the notes to your financial statements to disclose the amount of revenues derived from this customer during each period presented in your financial statements and the segment or segments reporting these revenues. Refer to the guidance outlined in ASC 280-10-50-42.

General Dynamics’ Response

We respectfully advise the staff of our disclosure in Note Q on page 86 of our Form 10-K where we disclose in a table the amount of revenues derived from the U.S. government, by segment and in total, in 2011, 2012 and 2013. We note the staff’s comment and will continue to disclose this information in our future filings.

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513

Tel: 703 876 3777

jaiken@generaldynamics.com

March 14, 2014

Note C. Earnings per Share, page 60

SEC Comment

2.	We note from the disclosure included in Note C that in 2012, because of the net loss, diluted EPS was calculated using only the basic weighted average shares outstanding as the inclusion of stock options, restricted stock and RSUs would be antidilutive. Please revise Note C to disclose the number of stock options, restricted shares and RSUs that could potentially dilute basic EPS in the future, but that were not included in the computation of your diluted EPS for 2012 because to do so would have been antidilutive. Refer to the disclosure requirements outlined in ASC 260-10-50.

General Dynamics’ Response

We note the staff’s comments and propose to disclose in future filings the number of stock options and restricted stock/RSUs that could potentially dilute basic EPS for 2012 as set forth below. The starred footnote following the table in Note C will be amended as follows (additional language in italics):

*	Excludes the following outstanding options to purchase shares of common stock because these options have exercise prices in excess of the average market price of our common stock during the year and therefore the effect of including these options would be antidilutive: 2011 – 20,379, 2012 – 23,672 and 2013 – 8,246. Additionally, because of the net loss in 2012, 2,353 otherwise dilutive stock options and restricted stock /RSUs were not included in the calculation of diluted EPS. The inclusion of these dilutive stock options and restricted stock/RSUs would have improved the diluted loss per share. For this reason, diluted EPS in 2012 was calculated using the same number of weighted average shares as basic EPS.

Note P. Retirement Plans, page 76

SEC Comment

3.	We note from the disclosure included on page 84 of your financial statements that the fair value of your pension plan assets valued using significant unobservable inputs (Level 3) increased from $248 million at December 31, 2012, to $342 million at December 31, 2013. Please revise your financial statements to include a reconciliation of the opening and closing balances of your pension plan assets valued using Level 3 inputs. This reconciliation should include separate disclosure of purchases, sales, issuances and settlements during the period, transfers in and/or out of Level 3, and the actual return on plan assets with separate identification of the amount related to assets still held and assets sold during the period. Refer to the guidance outlined in ASC 715-20-50-1d.

March 14, 2014

General Dynamics’ Response

On December 31, 2012 and 2013, our pension plan assets valued using significant unobservable inputs (Level 3) were 3 percent and 4 percent, respectively, of our total pension plan assets. We assessed the materiality of these amounts under SAB 99 and Regulation S-X. Given that the Level 3 assets were less than 5 percent of total pension plan assets in both periods, we concluded that the amounts were immaterial and that additional disclosure was not required.

Notwithstanding, we propose to revise our future filings to include a reconciliation of the opening and closing balances of our pension plan assets valued using Level 3 inputs as prescribed by ASC 715-20-50-1d.

Supplementary Data (Unaudited), page 94

SEC Comment

4.	We note from the disclosure in footnote (b) to your supplementary financial data that the fourth quarter of 2012 results included $2.3 billion of goodwill and intangible asset impairment charges in your Aerospace and Information Systems and Technology groups and $546 of other discrete charges. Please tell us and revise to disclose in further detail the nature and amounts of the $546 in “other discrete charges” that were recognized during the fourth quarter of 2012. Also, please tell us the specific nature and timing of the events or circumstances that resulted in the recognition of the $546 of other discrete charges during the fourth quarter of 2012.

General Dynamics’ Response

The $546 of “other discrete charges” consisted of the following (for each charge, we have indicated in parentheses where the charge is discussed in our 2013 Form 10-K):

•	$292 for contract disputes accruals in our Combat Systems group, including $258 related to the termination of the contract to provide Pandur vehicles for Portugal (pgs. 30, 72);

•	$123 debt retirement charge associated with the debt refinancing completed in December 2012 (pg. 37);

•	$98 of restructuring-related charges in our Combat Systems group, primarily severance (pg. 30); and

•	$33 inventory write-down of ruggedized hardware in our Information Systems and Technology group, which when combined with a third quarter charge totaled $58 in 2012 (pg. 33).

In addition, these discrete charges were highlighted to investors in our fourth quarter 2012 and 2013 earnings releases filed on January 23, 2013, and January 22, 2014, respectively, which reported the quarterly performance for the fourth quarter of 2012.

March 14, 2014

We supplementally advise the staff that the specific nature and timing of the events or circumstances that resulted in the recognition of these charges during the fourth quarter of 2012 were as follows:

•	$292 for contract disputes accruals:

On October 26, 2012, the Portuguese Ministry of National Defense notified our European Land Systems business that it was terminating the contract to provide 260 Pandur vehicles based on an alleged breach of the contract. The customer subsequently drew approximately $75 from bank guarantees for the contract. Given the uncertainty of receiving further payments from the customer, we wrote off the receivables and contracts in process balances and accrued an estimate of the remaining costs related to the close-out of the contract, totaling $258 in the fourth quarter of 2012. [ASC 912-20-25]

The remaining $34 relates to arbitration matters associated with two international customers for which the probability threshold for recognition of a loss contingency was met in the fourth quarter of 2012 and the amount of the loss was reasonably estimable. [ASC 450-20-25]

•	$123 debt retirement charge:

On November 6, 2012, we issued $2.4 billion of fixed-rate notes. In December 2012, we used the proceeds from these notes, together with cash on hand, to redeem an equal amount of previously-issued fixed-rate notes with a higher interest rate. The loss of $123 on the redemption, largely representing make-whole amounts, was recognized in the fourth quarter of 2012. [ASC 470-50-40]

•	$98 of restructuring-related charges:

In the fourth quarter of 2012, we recorded $98 of restructuring charges for plans to eliminate excess capacity and align our Combat Systems group’s European Land Systems business with expected demand given the European fiscal condition. The charge, primarily our estimate of severance costs, was recorded in the fourth quarter of 2012 when we met the criteria for accrual and was calculated based on local laws that mandate the specific severance terms. [ASC 712-10-25]

•	$33 inventory write-down:

In the third quarter of 2012, we announced that we would cease production of several ruggedized hardware products in the tactical communications business in our Information Systems and Technology group. At that time, we reduced the value of our existing inventory by $25 based on anticipated remaining demand for these products, but also cautioned that if orders did not materialize as expected, we would experience further inventory reductions. Based on order activity in the fourth quarter of 2012, we wrote the remaining inventory down to its net realizable value. [ASC 330-10-35]

We will revise our future filings to disclose in further detail the nature and amounts of any discrete charges discussed in the Supplementary Data.

*        *        *

March 14, 2014

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me at (703) 876-3777 with any questions about these matters.

Sincerely,

/s/ Jason W. Aiken
Jason W. Aiken
Senior Vice President and Chief Financial Officer

Cc:	Effie Simpson

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

William L. Tolbert, Jr.

Jenner & Block, LLP

1099 New York Avenue, NW

Suite 900

Washington, DC 20001